UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.1 )*

                             On-Site Sourcing, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    682195102
                                 (CUSIP Number)

                                    Bruce Lev
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7017
 (Name, address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 25, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 682195102

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                         (b) [  ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [  ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES                17,122 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY              11,128 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             17,122 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      11,128 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,250 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.51%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 682195102

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES                290,416 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                       -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            290,416 Shares of Common stock
PERSON WITH       10 SHARED DISPOSITIVE POWER
                                  -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            290,416 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.22%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 682195102

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES                23,969 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            23,969 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                               -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          23,969 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.43%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of On-Site Sourcing, Inc., 832 North Henry Street, Alexandria, VA., 22314.

Item 2.  Identity and Background.
------   -----------------------

                  No Change

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

                 No Change

Item 4.   Purpose of Transaction.
------    ----------------------

                 No Change

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of November 25, 2003.

                                  Shares of Common Stock

Loeb Arbitrage Fund                     290,416
Loeb Partners Corporation*               28,250
Loeb Offshore Fund                       23,969
                                    -----------
                                        342,635

The total shares of Common Stock constitute 6.16% the 5,566,000 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including 11,128 shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchases of Common Stock have been made in the last sixty
(60) days by the following:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          10-28-03      10000              $2.47
                              10-29-03       4600               2.49
                              10-30-03       1600               2.51
                              10-31-03       2000               2.47
                              11-03-03       1198               2.43
                              11-04-03        395               2.45
                              11-04-03        541               2.45
                              11-05-03        973               2.45
                              11-07-03       1264               2.43
                              11-10-03        120               2.45
                              11-11-03        355               2.38
                              11-12-03        178               2.47
                              11-13-03         33               2.47
                              11-14-03        908               2.48
                              11-17-03        413               2.50
                              11-18-03        784               2.53
                              11-24-03       2063               2.54
                              11-25-03        825               2.53

Holder                                     Shares      Average Price
Loeb Arbitrage Fund           10-28-03     106250             $2.467
                              10-29-03      48875              2.491
                              10-30-03      17000              2.508
                              10-31-03      21250              2.468
                              11-03-03      12723              2.433
                              11-04-03       8075              2.450
                              11-04-03       1870              2.448
                              11-05-03       2840              2.446
                              11-07-03      12965              2.428
                              11-10-03        200              2.468
                              11-10-03       1275              2.455
                              11-11-03       3644              2.384
                              11-12-03       1822              2.467
                              11-13-03        339              2.467
                              11-14-03       9322              2.484
                              11-17-03       4237              2.497
                              11-18-03       8051              2.529
                              11-24-03      21187              2.536
                              11-25-03       8491              2.528

Holder                                     Shares      Average Price
Loeb Offshore Fund            10-28-03       8750              $2.47
                              10-29-03       4025               2.49
                              10-30-03       1400               2.51
                              10-31-03       1750               2.47
                              11-03-03       1048               2.43
                              11-04-03        665               2.45
                              11-04-03        154               2.45
                              11-05-03        287               2.45
                              11-07-03       1071               2.43
                              11-10-03        105               2.45
                              11-11-03        301               2.38
                              11-12-03        150               2.47
                              11-13-03         28               2.47
                              11-14-03        770               2.48
                              11-17-03        350               2.50
                              11-18-03        665               2.53
                              11-24-03       1750               2.54
                              11-25-03        700               2.53

--------------------
*Including 11,128 shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.
Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2003                          Loeb Partners Corporation


                                           By: /s/ Gideon J. King
                                                   Executive Vice President


November 26, 2003                               Loeb Arbitrage Fund
                                           By: Loeb Arbitrage Management, Inc.


                                           By: /s/ Gideon J. King, President




November 26, 2003                             Loeb Offshore Fund



                                           By: /s/ Gideon J. King, Director